[.TX] 1-22


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                         (Amendment No.     1     )*
                                       -----------

                        TELETOUCH COMMUNICATIONS, INC.
                   -----------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                   -----------------------------------------
                         (Title of Class of Securities)

                                  87951V 10 7
                   -----------------------------------------
                                 (CUSIP Number)


                                                  Copy to:
Marcus D. Wedner                                  William S. Kirsch, P.C.
Continental Illinois Venture Corporation          Kirkland & Ellis
231 South LaSalle Street                          200 E. Randolph Drive
Chicago, Illinois  60697                          Chicago, Illinois  60601
312/828-8021                                      312/861-2000
- --------------------------------------------------------------------------------
                  (Name, Address and Telephne Number of Person
               Authorized to Receive Notices and Communications)

                                 July 24, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rul3 13d-1(b)(3) or (4), check the following box | |.

Check the following box if a fee is being paid with the statement | |. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whome copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

- -------------------------------
CUSIP No.  87951V 10 7                     13D
- -------------------------------

- -------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON

       BankAmerica Corporation
       94-1681731
- -------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
- -------------------------------------------------------------------------------
3      SEC USE ONLY


- -------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       Not Applicable
- -------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)
                                                                            |_|
- -------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
- -------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

      NUMBER OF             -0- (See Item 5)
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER
      OWNED BY
        EACH                4,599,174 (See Item 5)
      REPORTING       ---------------------------------------------------------
       PERSON         9     SOLE DISPOSITIVE POWER
        WITH
                            -0- (See Item 5)
                      ---------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            4,599,174 (See Item 5)
- -------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,599,174 (See Item 5)
- -------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            |_|
- -------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       44.5% (See Item 5)
- -------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
- -------------------------------------------------------------------------------

                   *SEE INSTRUCTION BEFORE FILLING OUT!

- -------------------------------
CUSIP No.  87951V 10 7                     13D
- -------------------------------

- -------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON

       Bank of America Illinois

- -------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
- -------------------------------------------------------------------------------
3      SEC USE ONLY


- -------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       Not Applicable
- -------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)
                                                                            |_|
- -------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Illinois
- -------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

      NUMBER OF             -0- (See Item 5)
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER
      OWNED BY
        EACH                4,599,174 (See Item 5)
      REPORTING       ---------------------------------------------------------
       PERSON         9     SOLE DISPOSITIVE POWER
        WITH
                            -0- (See Item 5)
                      ---------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            4,599,174 (See Item 5)
- -------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,599,174 (See Item 5)
- -------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            |_|
- -------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       44.5% (See Item 5)
- -------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       BK
- -------------------------------------------------------------------------------

                   *SEE INSTRUCTION BEFORE FILLING OUT!

- -------------------------------
CUSIP No.  87951V 10 7                     13D
- -------------------------------

- -------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON

       Continental Illinois Venture Corporation

- -------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
- -------------------------------------------------------------------------------
3      SEC USE ONLY


- -------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       WC
- -------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)
                                                                            |_|
- -------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
- -------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

      NUMBER OF             4,599,174 (See Item 5)
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER
      OWNED BY
        EACH                2,764,277 (See Item 5)
      REPORTING       ---------------------------------------------------------
       PERSON         9     SOLE DISPOSITIVE POWER
        WITH
                            4,599,174 (See Item 5)
                      ---------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            2,716,777 (See Item 5)
- -------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,599,174 (See Item 5)
- -------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            |X|
- -------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       44.5% (See Item 5)
- -------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
- -------------------------------------------------------------------------------

                   *SEE INSTRUCTION BEFORE FILLING OUT!

- -------------------------------
CUSIP No.  87951V 10 7                     13D
- -------------------------------

- -------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON

       CIVC Partners 1

- -------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
- -------------------------------------------------------------------------------
3      SEC USE ONLY


- -------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       WC, BK
- -------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)
                                                                            |_|
- -------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
- -------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

      NUMBER OF             -0- (See Item 5)
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER
      OWNED BY
        EACH                443,473 (See Item 5)
      REPORTING       ---------------------------------------------------------
       PERSON         9     SOLE DISPOSITIVE POWER
        WITH
                            -0- (See Item 5)
                      ---------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            443,473 (See Item 5)
- -------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       443,473 (See Item 5)
- -------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            |_|
- -------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.0% (See Item 5)
- -------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN
- -------------------------------------------------------------------------------

                   *SEE INSTRUCTION BEFORE FILLING OUT!

- -------------------------------
CUSIP No.  87951V 10 7                     13D
- -------------------------------

- -------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON

       Marcus D. Wedner

- -------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
- -------------------------------------------------------------------------------
3      SEC USE ONLY


- -------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       Not Applicable
- -------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)
                                                                            |_|
- -------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
- -------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

      NUMBER OF             10,000 (See Item 5)
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER
      OWNED BY
        EACH                443,473 (See Item 5)
      REPORTING       ---------------------------------------------------------
       PERSON         9     SOLE DISPOSITIVE POWER
        WITH
                            10,000 (See Item 5)
                      ---------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            443,473 (See Item 5)
- -------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       443,473 (See Item 5)
- -------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            |_|
- -------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.1% (See Item 5)
- -------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
- -------------------------------------------------------------------------------

                   *SEE INSTRUCTION BEFORE FILLING OUT!

- -------------------------------
CUSIP No.  87951V 10 7                     13D
- -------------------------------

- -------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON

       Daniel G. Helle

- -------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
- -------------------------------------------------------------------------------
3      SEC USE ONLY


- -------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       Not Applicable
- -------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)
                                                                            |_|
- -------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
- -------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

      NUMBER OF             -0- (See Item 5)
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER
      OWNED BY
        EACH                443,473 (See Item 5)
      REPORTING       ---------------------------------------------------------
       PERSON         9     SOLE DISPOSITIVE POWER
        WITH
                            -0- (See Item 5)
                      ---------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            443,473 (See Item 5)
- -------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       443,473 (See Item 5)
- -------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            |_|
- -------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.0% (See Item 5)
- -------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
- -------------------------------------------------------------------------------

                   *SEE INSTRUCTION BEFORE FILLING OUT!

- -------------------------------
CUSIP No.  87951V 10 7                     13D
- -------------------------------

- -------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON

       Sue C. Rushmore

- -------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
- -------------------------------------------------------------------------------
3      SEC USE ONLY


- -------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       Not Applicable
- -------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)
                                                                            |_|
- -------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
- -------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

      NUMBER OF             -0- (See Item 5)
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER
      OWNED BY
        EACH                443,473 (See Item 5)
      REPORTING       ---------------------------------------------------------
       PERSON         9     SOLE DISPOSITIVE POWER
        WITH
                            -0- (See Item 5)
                      ---------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            443,473 (See Item 5)
- -------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       443,473 (See Item 5)
- -------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            |_|
- -------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.0% (See Item 5)
- -------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
- -------------------------------------------------------------------------------

                   *SEE INSTRUCTION BEFORE FILLING OUT!

- -------------------------------
CUSIP No.  87951V 10 7                     13D
- -------------------------------

- -------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON

       Thomas E. VanPelt, Jr.

- -------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
- -------------------------------------------------------------------------------
3      SEC USE ONLY


- -------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       Not Applicable
- -------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)
                                                                            |_|
- -------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
- -------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

      NUMBER OF             -0- (See Item 5)
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER
      OWNED BY
        EACH                443,473 (See Item 5)
      REPORTING       ---------------------------------------------------------
       PERSON         9     SOLE DISPOSITIVE POWER
        WITH
                            -0- (See Item 5)
                      ---------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            443,473 (See Item 5)
- -------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       443,473 (See Item 5)
- -------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            |_|
- -------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.0% (See Item 5)
- -------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
- -------------------------------------------------------------------------------

                   *SEE INSTRUCTION BEFORE FILLING OUT!

- -------------------------------
CUSIP No.  87951V 10 7                     13D
- -------------------------------

- -------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON

       Christopher J. Perry

- -------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
- -------------------------------------------------------------------------------
3      SEC USE ONLY


- -------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       Not Applicable
- -------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)
                                                                            |_|
- -------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
- -------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

      NUMBER OF             10,000 (See Item 5)
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER
      OWNED BY
        EACH                443,473 (See Item 5)
      REPORTING       ---------------------------------------------------------
       PERSON         9     SOLE DISPOSITIVE POWER
        WITH
                            10,000 (See Item 5)
                      ---------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            443,473 (See Item 5)
- -------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       443,473 (See Item 5)
- -------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            |_|
- -------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.1% (See Item 5)
- -------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
- -------------------------------------------------------------------------------

                   *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.  Security and Issuer.
         -------------------

         No change from original filing.

Item 2.  Identity and Background.
         -----------------------

         No change from original filing, except for the following with regard to
Item 2(d) through 2(f):

         A. BAC Directors' and Executive Officers' Information.

            1. Philip M. Hawley is no longer a director of BAC.

            2. Solomon D. Trujillo is now a director of BAC. Mr. Trujillo's address and principal occupation are:

         1801 California Street            President and Chief Executive Officer
         52nd Floor                        US West Communications Group
         Denver, Colorado 80202            (principal business:
                                           telecommunications services)

         B. B of A Directors' and Executive Officers' Information.

         The original filing's information is replaced with the information set forth below. Following are the names, addresses and principal occupations of the executive officers and directors of B of A (directors are indicated by asterisk). Each such person is a citizen of the United States.

*Marcus W. Acheson       231 South LaSalle St.       Executive Vice President,
                         6th Floor                   Bank of America Illinois,
                         Chicago, IL 60697           Chicago, Illinois
                                                     (principal business:
                                                     banking and finance)

*Joseph A. Ervin         840 South Canal St.         Executive Vice President,
                         1st Floor                   Bank of America NT&SA,
                         Chicago, IL 60607           San Francisco, CA
                                                     (principal business:
                                                     banking and finance)

*Evan L. Evans           231 South LaSalle St.       Senior Vice President,
                         13th Floor                  and Chief Human Resources
                         Chicago, IL 60697           Officer, Bank of America
                                                     Illinois, Chicago, IL
                                                     (principal business:
                                                     banking and finance)

*Jeremy G. Fair          231 South LaSalle St.       Group Executive Vice
                         9th Floor                   President, Bank of
                         Chicago, IL 60697           Americ NT&SA, San
                                                     Francisco, CA
                                                     (principal business:
                                                     banking and finance)

*William M. Goodyear     231 South LaSalle St.       Chairman and President,
                         13th Floor                  Bank of America Illinois,
                         Chicago, iL 60697           Chicago, IL
                                                     (principal business:
                                                     banking and finance)

*Philip M. Lewin         231 South LaSalle St.       Executive Vice President
                         8th Floor                   and Senior Credit Officer
                         Chicago, IL 60697           Bank of America Illinois,
                                                     Chicago, IL
                                                     (principal business:
                                                     banking and finance)

*Terry E. Perucca        231 South LaSalle St.       Executive Vice President,
                         15th Floor                  Bank of America NT&SA,
                         Chicago, IL 60697           San Francisco, CA
                                                     (principal business:
                                                     banking and finance)

*Michael E. Rossi        555 California St.          Vice Chairman,
                         40th Floor                  BankAmerica Corporation,
                         San Francisco, CA 94104     San Francisco, CA
                                                     (principal business:
                                                     banking and finance)

*Wilma J. Smelcer        231 South LaSalle St.       Executive Vice President
                         2nd Floor                   and Chief Administrative
                         Chicago, IL 60697           Officer,
                                                     Bank of America Illinois,
                                                     Chicago, IL
                                                     (principal business:
                                                     banking and finance)

         C. CIVC Directors' and Executive Officers' Information.

            1. Terry E. Perucca's new officer title is Executive Vice President (i.e., changed from Senior Vice President).

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         No change from original filing.

Item 4.  Purpose of Transaction.
         ----------------------

         CIVC and CIVC Partners acquired the Warrants for investment purposes. Depending on market conditions and other factors (including evaluation of the Company's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), CIVC and CIVC Partners may from time to time purchase additional securities of the Company or dispose of all or a portion of its investment in the Company.

         The Company, CIVC, CIVC Partners and certain other stockholders of the Company are parties to a Stockholders Agreement, dated as of August 3, 1995 (the "Stockholders Agreement") which provides, among other things, that CIVC
      ----------------------
shall have certain voting rights. Pursuant to the terms of the Stockholders Agreement, CIVC has the right to designate a number of directors to the Company's board of directors equal to the number which is one less than a majority of the directors (initially three of seven) until the earlier of August 3, 1997 or the occurrence of an Event of Default (as defined in the Stockholders Agreement). Following the earlier of August 3, 1997 or the occurrence of an Event of Default, CIVC has the right to designate a majority of the Company's board of directors (e.g., four of seven).

         In general, each party to the Stockholders Agreement has agreed under certain circumstances to vote all of his or its shares of Common Stock in favor of the persons designated by CIVC and for a Sale of the Company (as defined in the Stockholders Agreement) after the earlier of August 3, 1997 or an Event of Default (as defined in the Stockholders Agreement). As of the date of this

Statement, stockholders (other than CIVC) holding an aggregate of 3,372,191 shares of Common Stock were parties to the Stockholders Agreement. In addition, certain stockholders of the Company have agreed to dispose of their shares of the Company's capital stock under certain circumstances. Pursuant to the Stockholders Agreement, GM Holdings, L.L.C., which holds an aggregate of 607,914 shares of Common Stock, has agreed not to vote or dispose of any of its shares of Common Stock unless directed to do so by CIVC; and other stockholders holding an aggregate of 2,716,777 shares of Common Stock have agreed that after the earlier of August 3, 1997 or an Event of Default (as defined in the Stockholders Agreement) they will participate in, and raise no objection to, a Sale of the Company (as defined in the Stockholders Agreement), including the sale of their capital stock of the Company. The Reporting Persons disclaim beneficial ownership of all shares of Common Stock owned by the other parties to the Stockholders Agreement.

         A copy of the Stockholders Agreement was filed by the Company with the SEC on August 18, 1995 as an exhibit to the Company's Form 8-K and is incorporated herein by reference.

         Pursuant to a Registration Agreement, dated as of August 3, 1995, by and among the Company, CIVC, CIVC Partners and certain other stockholders of the Company (the "Registration Agreement"), CIVC, CIVC Partners and certain
                  ----------------------
other stockholders of the Company were granted certain registration rights with respect to their Warrants and underlying shares of Common Stock. A copy of the Registration Agreement was filed by the Company with the SEC on August 18, 1995 as an exhibit to the Company's Form 8-K and is incorporated herein by reference.

        Pursuant to an Agreement and Plan of Merger, dated as of April 15, 1996, by and among the Company, ProNet, Inc. ("ProNet") and ProNet Subsidiary, Inc.
                                         ------
(the "Merger Agreement"), the Company agreed to merge (the "Merger") with and
      ----------------                                      ------
into ProNet Subsidiary, Inc. In connection with the Merger Agreement, CIVC,
CIVC Partners, certain other stockholders of the Company and ProNet entered into a Voting Agreement, dated as of April 15, 1996 (the "Voting Agreement"). The
                                                     ----------------
Merger Agreement and Voting Agreement were filed as exhibits to the Schedule 13D filed by B of A on behalf of all Reporting Persons on April 26, 1996. On July 24, 1996 the Company and ProNet agreed to terminate the Merger (and thus the Merger Agreement and Voting Agreement were terminated). As a result, the provisions of the Merger Agreement and Voting Agreement (as described in the Schedule 13D filed on April 26, 1996) are no longer applicable.

         The summaries of the agreements referred to in this Item 4 and elsewhere in this Statement are not intended to be complete and are qualified in their entirely by reference to the detailed provisions of the such agreements incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) CIVC is the direct beneficial owner of Warrants presently exercisable for 3,991,260 shares of Common Stock, and the indirect beneficial owner of 607,914 shares of Common Stock owned by GM Holdings, L.L.C. (see Item
4), together representing approximately 44.5% of the Company's Common Stock (assuming exercise of the Warrants). CIVC may also be deemed to be the indirect beneficial owner of 2,764,277 additional shares of Common Stock that are subject to the terms of the Stockholders Agreement as of the date of this Statement, because the holders thereof have agreed to vote and, with respect to 2,716,777 of such shares, dispose of such shares under certain circumstances (see Item 4). If CIVC was deemed to be the beneficial owner of such additional shares of Common Stock, CIVC would be deemed to be the beneficial owner of an aggregate of 7,363,451 shares of Common Stock (assuming exercise of the Warrants). Except for the 607,914 shares of Common Stock owned by GM Holdings, L.L.C. (see Item 4), CIVC disclaims beneficial ownership of all shares of Common Stock held by the other parties to the Stockholders Agreement.

         By virtue of the relationship between CIVC and B of A described in
Item 2, B of A may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by CIVC. And, by virtue of the relationship between CIVC, B of A and BAC described in Item 2, BAC may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by CIVC. The filing of this Statement by B of A and BAC shall not be construed as an admission that either B of A or BAC is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

         CIVC Partners is the direct beneficial owner of 443,473 shares of Common Stock, representing 7% of the Company's Common Stock, having acquired such shares through the exercise of Warrants.

         The Reporting Persons, Marcus D. Wedner and Christopher J. Perry, are each direct beneficial owners of 10,000 shares of Common Stock (assuming exercise of options owned by each of them which are currently exercisable). In addition, by virtue of their relationship as general partners of CIVC Partners, each of the General Partners may be deemed to possess indirect beneficial ownership of the 443,473 shares of Common Stock owned by CIVC Partners. Marcus
D. Wedner and Christopher J. Perry may deemed to each beneficially own Common Stock representing 7.1% and each of the other General Partners may deemed to beneficially own Common Stock representing 7.0% of the Company's Common Stock. The filing of this statement by each of the General Partners shall not be construed as an admission that any General Partner is for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

         The percentages calculated in this Item 5 (other than with respect to CIVC, Marcus D. Wedner and Christopher J. Perry) are based upon 6,347,416 shares of Common Stock outstanding (not including the exercise of the Warrants) as of May 31, 1996, as disclosed in the Company's 10-K for the fiscal year ended May 31, 1996. The percentages with respect to CIVC in this Item 5 include the exercise of the Warrants beneficially owned by CIVC into 3,991,260 shares of Common Stock. The percentages with respect to Marcus D. Wedner and Christoper
J. Perry in this Item 5 include the exercise of the options beneficially owned by each of them into 10,000 shares of Common Stock.

         (b) CIVC has the sole power to vote or direct the vote of the 3,991,260 shares of Common Stock beneficially owned by CIVC (assuming exercise of the Warrants beneficially owned by CIVC into 3,991,260 shares of Common Stock). By virtue of the Stockholders Agreement (see Item 4), CIVC may be deemed to share the power to vote or direct the vote of 3,372,191 shares of Common Stock. CIVC disclaims beneficial ownership of all shares of Common Stock held by the other parties to the Stockholders Agreement.

         CIVC has the sole power to dispose of or direct the disposition of the 3,991,260 shares of Common Stock beneficially owned by CIVC (assuming exercise of the Warrants beneficially owned by CIVC into 3,991,260 shares of Common Stock) and the 607,914 shares of Common Stock beneficially owned by GM Holdings, LLC (see Item 4). By virtue of the Stockholders Agreement (see Item 4), CIVC may be deemed to share the power to dispose of or direct the disposition of 2,716,777 shares of Common Stock. CIVC disclaims beneficial ownership of all shares of Common Stock held by such other parties to the Stockholders Agreement.

         By virtue of the relationship between CIVC and B of A described in Item 2, B of A may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by CIVC. By virtue of the relationship between CIVC, B of A and BAC described in Item 2, BAC may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by CIVC.

         CIVC Partners does not have the sole power to vote or direct the vote of any shares of Common Stock. By virtue of the Stockholders Agreement (see Item
4), CIVC Partners may be deemed to share the power to vote or direct the vote and share the power to dispose or direct the disposition of 443,473 shares of Common Stock.

         Marcus D. Wedner and Christopher J. Perry each have the sole power to vote and dispose of 10,000 shares of Common Stock (assuming exercise of the options owned by each of them which are currently exercisable). None of the other General Partners has the sole power to vote or direct the vote of any shares of Common Stock. By virtue of each General Partner's relationship as a general partner of CIVC Partners, each General Partner may be deemed to share the power to vote or direct the vote and share the power to dispose or direct the disposition of the 443,473 shares of Common Stock held by CIVC Partners.

         As described in Item 4, the Voting Agreement (filed as an exhibit to the Schedule 13D filed by B of A on behalf of the Reporting Persons on April 26,
1996) has been termined and therefore CIVC and CIVC Partners no longer may be deemed to share with ProNet the power to vote or direct the vote or dispose or direct the disposition of all of their shares of Common Stock.

         (c) None of the Reporting Persons has effected a transaction in shares of Common Stock during the past 60 days.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported as being beneficially owned by the Reporting Persons.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         Except as set forth in Item 4, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit A -- Joint Filing Agreement, dated as of August 30, 1996, by and among CIVC, B of A, BAC, CIVC Partners, Marcus D. Wedner, Daniel G. Helle, Sue C. Rushmore, Thomas E. VanPelt, Jr. and Christopher J. Perry.

                                   SIGNATURES
                                   ----------


          After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  August 30, 1996
                                       CONTINENTAL ILLINOIS VENTURE CORPORATION*


                                       By: /s/CHRISTOPHER J. PERRY
                                           -------------------------------------
                                              Christopher J. Perry
                                              President & Managing Director


                                       BANK OF AMERICA ILLINOIS*


                                       By: /s/ LOY D. KELLEY
                                           -------------------------------------
                                               Loy D. Kelley
                                               Attorney-In-Fact


                                       BANKAMERICA CORPORATION*


                                       By:  /s/ JUDITH A. BOYLE
                                            ------------------------------------
                                                Judith A. Boyle
                                                Counsel


                                       CIVC PARTNERS I


                                       By: /s/ CHRISTOPHER J. PERRY
                                           -------------------------------------
                                               Christopher J. Perry
                                               General Partner


*Attached to this signature page is evidence of the signatory's authority to sign on behalf of such person.


                                          /s/ MARCUS D. WEDNER
                                          --------------------------------------
                                              Marcus D. Wedner


                                          /s/ DANIEL G. HELLE
                                          --------------------------------------
                                              Daniel G. Helle


                                          /s/ SUE C. RUSHMORE
                                          --------------------------------------
                                              Sue C. Rushmore


                                          /s/ THOMAS E. VANPELT, JR.
                                          --------------------------------------
                                              Thomas E. VanPelt, Jr.


                                          /s/ CHRISTOPHER J. PERRY
                                          --------------------------------------
                                              Christopher J. Perry

Board of Directors                                    Adopted:  November 1, 1993
BankAmerica Corporation                            Last amended:  August 1, 1994


           GENERAL OPERATING AND BORROWING RESOLUTION (Excerpts from)
           ----------------------------------------------------------


         2. Any one BAC officer listed above under either the designation GROUP 1 or GROUP 2, or any member of the Legal Department of Bank of America NT&SA holding the title of counsel or a title senior thereto be, and hereby is, authorized to sign registrations, reports, certificates, applications and other writings on behalf of BAC for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed desirable by such officer or attorney in connection with BAC's activities or affairs.

                           LIMITED POWER OF ATTORNEY
                           -------------------------

         KNOW ALL MEN BY THESE PRESENTS, that BANK OF AMERICA ILLINOIS ("Principal"), an Illinois banking corporation with its registered offices at 231 South LaSalle Street, Chicago, Illinois, by and through its duly elected officer, Wilma J. Smelcer, Chief Administrative Officer of Principal, does hereby nominate, constitute and appoint Loy D. Kelley and I. Benedict Espinos and each of them, as its true and lawful attorneys-in-fact, for it and in its name, place and stead, to execute any and all reports, forms, schedules or other documents required to be executed by Principal pursuant to Section 13 of the Securities Exchange Act of 1934 as now in effect or hereafter amended and rules issued thereunder from time to time by the Securities and Exchange Commission.

         Principal hereby gives and grants unto each of said attorneys-in-fact full power and authority to do and perform all and every act necessary, requisite or proper to be done with respect to the aforesaid reports, forms, schedules or other documents, including the filing thereof with the Securities and Exchange Commission, and such stock exchanges or other authority, entity or person as fully as Principal might or could do, with full power of substitution or revocation, hereby ratifying and confirming all that Principal's attorneys-in-fact shall have lawfully done heretofore in connection therewith or hereafter causes to be done by virtue hereof.

         This Limited Power of Attorney shall expire on August 28, 1997, unless earlier revoked or extended by Principal in writing.

         This Limited Power of Attorney shall be governed by and construed in accordance with the laws of the State of Illinois, United States of America.

         IN WITNESS WHEREOF, Principal has executed this Limited Power of Attorney as of August 28, 1996.


                                           /s/ WILMA J. SMELCER
                                          ----------------------------
                                          Wilma J. Smelcer
                                          Chief Administrative Officer



Subscribed and sworn to before
me as of August 28, 1996.



/s/ Nina Tai
- -------------------------------
    Nina Tai
    Notary Public

Board of Directors                                             February 14, 1995
Continental Illinois Venture Corporation                         [Board Meeting]


GENERAL OPERATING RESOLUTION
- ----------------------------

         1. This Board of Directors of Continental Illinois Venture Corporation authorizes any two of the following officers of this corporation, acting jointly:

             the Chairman of the Board
             the Vice Chairman of the Board
             the President
             any Managing Director
             the Treasurer
             the Controller

to make, execute and deliver for and on behalf of this corporation, without limitation as to amount, all contracts, documents, instruments, and agreements of any kind or character, affecting any real or personal property, tangible or intangible, choate or inchoate, or any interest therein now or hereafter owned or thereby acquired by or standing in the name of this corporation, or obligating this corporation in any way, including but not limited to bills of sale, contracts of purchase or sale, contracts for services to be performed or received, mortgages, deeds of trust, deeds, licenses, leases, bonds, pledges, certificates, guaranties, subordination agreements, security agreements or indentures, whether said property stands in the name of this corporation as owner, trustee, or otherwise.

         2. The Board of Directors of this corporation authorizes any one of the officers listed above, acting alone, to make, execute and deliver for and on behalf of this corporation all of the aforementioned contracts, documents, instruments or agreements involving amounts not exceeding $20,000,000, as reasonably determined by such officer or officers.

         3. The Board of Directors of this corporation authorizes any one of the officers listed below to make, execute and deliver for and on behalf of this corporation all of the aforementioned contracts, documents, instruments or agreements involving amounts not exceeding $1,000,000, as reasonably determined by such officer.
         any Principal
         any Vice President
         the Secretary
         any Assistant Treasurer
         any Assistant Controller

         4. The Board of Directors of this corporation authorizes any officer of this corporation, or any attorney in the Legal Department of Bank of America NT&SA with the title of counsel or a title senior thereto to sign registrations, reports, certificates, applications and other writings on behalf of this corporation for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as the officer or attorney deems appropriate.

                                                                       EXHIBIT A


                AGREEMENT RE JOINT FILING OF AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                -----------------------------------------------


The undersigned hereby agrees as follows:

         (i) Each of them is individually eligible to use the Amendment No. 1 to Schedule 13D ("Amendment No. 1") to which this Exhibit is attached, and such Amendment No. 1 is filed on behalf of each of them; and

         (ii) Each of them is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


Dated:  August 30, 1996
                                        CONTINENTAL ILLINOIS VENTURE CORPORATION


                                        By: /s/ CHRISTOPHER J. PERRY
                                            ------------------------------------
                                                Christopher J. Perry
                                                President & Managing Director


                                        BANK OF AMERICA ILLINOIS


                                        By: /s/ LOY D. KELLEY
                                            ------------------------------------
                                                Loy D. Kelley
                                                Attorney-In-Fact


                                        BANKAMERICA CORPORATION


                                        By:  /s/ JUDITH A. BOYLE
                                             -----------------------------------
                                                 Judith A. Boyle
                                                 Counsel


                                       CIVC PARTNERS I


                                       By: /s/ CHRISTOPHER J. PERRY
                                           -------------------------------------
                                               Christopher J. Perry
                                               General Partner


                                          /s/ MARCUS D. WEDNER
                                          --------------------------------------
                                              Marcus D. Wedner


                                          /s/ DANIEL G. HELLE
                                          --------------------------------------
                                              Daniel G. Helle


                                          /s/ SUE C. RUSHMORE
                                          --------------------------------------
                                              Sue C. Rushmore


                                          /s/ THOMAS E. VANPELT, JR.
                                          --------------------------------------
                                              Thomas E. VanPelt, Jr.


                                          /s/ CHRISTOPHER J. PERRY
                                          --------------------------------------
                                              Christopher J. Perry